                                                   -----------------------------
                                                         OMB APPROVAL
                                                   -----------------------------
                                                    OMB Number: 3235-0145
                                                    Expires: October 31, 1997
                                                    Estimated average burden
                                                    hours per response....14.90
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. 1)*


                               VENTURE SEISMIC LTD
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    92327K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            David J. Schwartz, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 6, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)(1)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     ---------------

     (1) This filing incorporates all information relevant to reportable events effected by the Reporting Persons, who may be deemed a group for purposes of Section 13(d) (the "Group"), with respect to the referenced class of securities, up to and including June 6, 1997. As reflected herein, one member of the Group, Andrew M. Brown, ceased to be associated with the group as of that date.

                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP NO. 92327K108                                           PAGE 2 OF 12 PAGES
-----------------------                                      -------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Ernest P. Werlin

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                       U.S. Citizen

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                        ---
     NUMBER OF
      SHARES         --------------------------------------------------------------------------------------------
    BENEFICIALLY
      OWNED BY            8      SHARED VOTING POWER
       EACH
     REPORTING                                                       231,100(1)
      PERSON
       WITH         -----------------------------------------------------------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                                                        ---

                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     231,100(1)

-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           ---

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN

-----------------------------------------------------------------------------------------------------------------


----------


(1) Ernest P. Werlin disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP NO. 92327K108                                           PAGE 3 OF 12 PAGES
-----------------------                                      -------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 The High View Fund, L.P.

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            WC

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                         Delaware

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                      113,050

     NUMBER OF      ---------------------------------------------------------------------------------------------
      SHARES
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY
       EACH                                                             ---
     REPORTING
      PERSON        ---------------------------------------------------------------------------------------------
       WITH
                          9      SOLE DISPOSITIVE POWER

                                                                      113,050

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                        ---

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          113,050

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           3.62

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            PN

-----------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP NO. 92327K108                                           PAGE 4 OF 12 PAGES
-----------------------                                      -------------------


-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                    The High View Fund

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            WC

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                    The Cayman Islands

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                      118,050

     NUMBER OF      ---------------------------------------------------------------------------------------------
      SHARES
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY
      EACH                                                              ---
    REPORTING       ---------------------------------------------------------------------------------------------
     PERSON
      WITH                9      SOLE DISPOSITIVE POWER

                                                                      118,050

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                        ---

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          118,050

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           3.78

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            OO

-----------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP NO. 92327K108                                           PAGE 5 OF 12 PAGES
-----------------------                                      -------------------


-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      Andrew M. Brown

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [ ]
           This Amendment No. 1 is being filed to reflect, among other things,                      (b) [ ]
           the fact that as of June 6, 1997, Andrew M. Brown may no longer be deemed to be a member of the group making this filing with respect to, and is no longer considered to be a Reporting Person for purposes of, Section 13 or for any other purpose.

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                       U.S. Citizen

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                        ---
     NUMBER OF
      SHARES        ---------------------------------------------------------------------------------------------
    BENEFICIALLY
     OWNED BY             8      SHARED VOTING POWER
       EACH
     REPORTING                                                          ---
      PERSON
       WITH         -----------------------------------------------------------------------------------------------

                          9      SOLE DISPOSITIVE POWER

                                                                        ---

                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                        ---

-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN

-----------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP NO. 92327K108                                           PAGE 6 OF 12 PAGES
-----------------------                                      -------------------


-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      Peter J. Powers

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                       U.S. Citizen

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                        ---
     NUMBER OF
      SHARES         --------------------------------------------------------------------------------------------
    BENEFICIALLY
     OWNED BY             8      SHARED VOTING POWER
       EACH
     REPORTING                                                       231,100(1)
      PERSON
       WITH         -----------------------------------------------------------------------------------------------

                          9      SOLE DISPOSITIVE POWER

                                                                        ---

                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     231,100(1)

-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN

-----------------------------------------------------------------------------------------------------------------



--------

(1) Peter J. Powers disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP NO. 92327K108                                           PAGE 7 OF 12 PAGES
-----------------------                                      -------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                          High View Asset Management Corporation

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                         Delaware

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                        ---
     NUMBER OF
       SHARES       ----------------------------------------------------------------------------------------------
    BENEFICIALLY
      OWNED BY            8      SHARED VOTING POWER
       EACH
     REPORTING                                                       118,050(1)
      PERSON
       WITH         -----------------------------------------------------------------------------------------------

                          9      SOLE DISPOSITIVE POWER

                                                                        ---

                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     118,050(1)

-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            CO

-----------------------------------------------------------------------------------------------------------------

--------

(1) High View Asset Management Corporation disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP NO. 92327K108                                           PAGE 8 OF 12 PAGES
-----------------------                                      -------------------


-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                               High View Capital Corporation

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                         Delaware

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                        ---
     NUMBER OF
       SHARES       ---------------------------------------------------------------------------------------------
    BENEFICIALLY
      OWNED BY            8      SHARED VOTING POWER
        EACH
     REPORTING                                                       113,050(1)
       PERSON
        WITH        -----------------------------------------------------------------------------------------------

                          9      SOLE DISPOSITIVE POWER

                                                                        ---

                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     113,050(1)

-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            ---

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            C0

-----------------------------------------------------------------------------------------------------------------


--------

(1) High View Capital Corporation disclaims beneficial ownership of all shares owned by other persons.

                                                              Page 9 of 12 Pages

                               VENTURE SEISMIC LTD
                              (CUSIP No. 92327K108)

               This Amendment No. 1 on Schedule 13D is related to and amends the statement on Schedule 13D filed on November 12, 1996 (the "Original Schedule 13D"), and is being filed to reflect, among other things, the fact that as of June 6, 1997, Andrew M. Brown may not be deemed to be a member of the group of reporting persons, consisting of Ernest P. Werlin, The High View Fund, L.P., The High View Fund, and Andrew M. Brown, which filed the Original Schedule 13D, each member of which disclaims beneficial ownership in the shares of Common Stock held by other persons.

ITEM 2.  IDENTITY AND BACKGROUND.

               (a) - (f)

               Item 2 of the Original Schedule 13D is amended by replacing the entire section with the following:

               This statement is being filed on behalf of a group (the "Group") consisting of the following seven reporting persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

        (I) This statement is being filed on behalf of The High View Fund, L.P., a Delaware limited partnership (the "Delaware Fund"). The Delaware Fund's principal business is to make and hold investments. The business address for the Delaware Fund is c/o High View Capital Corporation, 805 Third Avenue, Floor 17, New York, New York 10022. The general partner of the Delaware Fund is High View Capital Corporation, which is described more fully in (II), below.

        (II) This statement also is being filed on behalf of High View Capital Corporation ("HVCC"), a Delaware corporation. HVCC's principal business is to act as general partner to the Delaware Fund and to provide investment advisory services to other clients. The business address for HVCC is 805 Third Avenue, Floor 17, New York, New York 10022.

               The sole stockholder of voting stock of HVCC is Ernest P. Werlin. Mr. Werlin is a director, President and Treasurer of HVCC. Peter J. Powers is a director, Senior Vice President and Secretary of HVCC.

        (III) This statement also is being filed on behalf of The High View Fund, a Cayman Islands company (the "Cayman Fund"). The Cayman Fund is listed on the Irish Stock Exchange and its principal business is to make and hold investments. The Cayman Fund's directors are Rhonda D. McDeigan-Eldridge and Cedric L. Carroll. Ms. McDeigan-Eldridge and Mr. Carroll are citizens of the Commonwealth of The Bahamas, their principal business is to act as investment fund administrators and their business address is c/o Mees Pierson Fund Services (Bahamas) Limited, Windermere House, 404 East Bay Street, P.O. Box SS-6238, Nassau, The Bahamas. The investment manager of the Cayman Fund is High View Asset Management Corporation, which is described more fully in (IV), below.

        (IV) This statement also is being filed on behalf of High View Asset Management Corporation, a Delaware corporation ("HVAM"). HVAM's principal business is to act as investment manager to the Cayman Fund and its business address is 805 Third Avenue, Floor 17, New York, New York 10022.

               The sole stockholder of voting stock and the sole director of HVAM is Ernest P. Werlin. Mr. Werlin is President of HVAM. Peter J. Powers is Secretary, Treasurer and Vice President of HVAM.

        (V) This statement also is being filed on behalf of Mr. Werlin. Mr. Werlin's present principal occupation is as a director, President and Treasurer of HVCC and as the director and President of HVAM. Mr. Werlin is a United States citizen whose business address is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

        (VI) This statement also is being filed on behalf of Andrew M. Brown to reflect the fact that as of June 6, 1997, Mr. Brown ceased to be an officer of both HVCC and HVAM and Mr. Brown may no longer be deemed to be a part of the group which filed the Original Schedule 13D. Mr. Brown is a United States citizen whose present principal occupation is as an independent consultant. His address as of June 6, 1997 is 58 West 58th Street, No. 9D, New York, NY 10019.

               (VII) This statement also is being filed on behalf of Mr. Powers. Mr. Powers's present principal occupation is as a director, Senior Vice President and Secretary of HVCC and as Secretary, Treasurer and Vice President of HVAM. Mr. Powers is a United States citizen whose business address is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

                                                             Page 10 of 12 Pages

               No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has any Reporting Person been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               Each of the Delaware Fund and the Cayman Fund is making this filing because each has acquired shares of Common Stock of the Issuer for which each has sole voting power.

               Mr. Brown is making this filing to reflect the fact that as of June 6, 1997, Mr. Brown ceased to be associated in any capacity with the Delaware Fund, the Cayman Fund, HVCC and HVAM, and he may not be deemed to have beneficial ownership for purposes of Section 13 or any other purpose of the shares of Common Stock held by any of the Reporting Persons.

               HVCC is making this filing because, due to its relationship to the Delaware Fund, as described above, HVCC may be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of the shares of Common Stock held by the Delaware Fund. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons.

               HVAM is making this filing because, due to its relationship to the Cayman Fund, as described above, HVAM may be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of the shares of Common Stock held by the Cayman Fund. HVAM disclaims beneficial ownership of all shares of Common Stock held by other persons.

               Each of Ernest P. Werlin and Peter J. Powers is making this filing because, due to the relationship between Mr. Werlin and each of the Delaware Fund and the Cayman Fund and the relationship between Mr. Powers and each of the Delaware Fund and the Cayman Fund, as described above, each of Mr. Werlin and Mr. Powers may be deemed to have beneficial ownership for purposes of
Section 13(d) of the Act of the shares of Common Stock held by each of the Delaware Fund and the Cayman Fund. Each of Mr. Werlin and Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons.

               The Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin, Mr. Brown and Mr. Powers are making this group filing because, up through June 5, 1997, such persons may have been deemed to constitute a "group" (the "Group") for purposes of Section 13(d)(3) of the Act due to the relationships between and among the Reporting Persons, as described in this Item 2. Each of such persons disclaims beneficial ownership of the shares of Common Stock held by any other person and disclaims membership in a group. Further, this filing is being made to relect, among other things, the fact that as of June 6, 1997, Mr. Brown was no longer associated or affiliated in any way with any of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin, or Mr. Powers and that, as of June 6, 1997, Mr. Brown may not be deemed to be a member of the Group or to have beneficial ownership of the shares of Common Stock held by any of the Reporting Persons for purposes of Section 13 or any other purpose.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 of the Original Schedule 13D is amended by replacing it in its entirety with the following:

               The Delaware Fund acquired 113,050 shares of Common Stock in a series of open market transactions over the period from October 21, 1996 to December 13, 1996, and the Cayman Fund acquired 118,050 shares of Common Stock in a series of open market transactions during the period from October 18, 1996 to December 13, 1996. The aggregate amount of funds required by the Delaware Fund to purchase the 113,050 shares of Common Stock beneficially owned by it was $531,830.43. The aggregate amount of funds required by the Cayman Fund to purchase the 118,050 shares of Common Stock beneficially owned by it was $552,455.43.

ITEM 4.   PURPOSE OF TRANSACTION.

               Item 4 of the Original Schedule 13D is amended by replacing the entire section with the following:

               Each of the Delaware Fund and the Cayman Fund holds its respective shares of Common Stock to which this statement on Schedule 13D relates for purposes of investment. At present, neither the Delaware Fund nor the Cayman Fund has any plans to purchase additional shares of Common Stock or to transfer shares of Common Stock. Except as disclosed in this Item 4, neither the Delaware Fund nor the Cayman Fund has current plans or proposals which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D.

                                                             Page 11 of 12 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 of the Original Schedule 13D is amended by replacing all paragraphs under Item 5 with the following paragraphs:

        (I) The Delaware Fund beneficially holds 113,050 shares of Common Stock, for an aggregate beneficial ownership of 113,050 shares of Common Stock, which would constitute 3.62% of the outstanding class of Common Stock.

        (II) For purposes of Rule 13(d) under the Act, because HVCC is the sole general partner of the Delaware Fund, and because it may be deemed to share voting and dispositive power with the Delaware Fund over the shares of Common Stock held by the Delaware Fund, HVCC may be deemed to be the beneficial owner of the 113,050 shares of Common Stock held by the Delaware Fund. Therefore, HVCC may be deemed to be the aggregate beneficial owner of 113,050 shares of Common Stock, which would consititute 3.62% of the outstanding class of Common Stock. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons.

        (III) The Cayman Fund beneficially holds 118,050 shares of Common Stock, for an aggregate beneficial ownership of 118,050 shares of Common Stock, which would constitute 3.78% of the outstanding class of Common Stock.

        (IV) For purposes of Rule 13(d) under the Act, because HVAM is the investment manager to the Cayman Fund, and because it may be deemed to share voting and dispositive power with the Cayman Fund over the shares of Common Stock held by the Cayman Fund, HVAM may be deemed to be the beneficial owner of the 118,050 shares of Common Stock held by the Cayman Fund. Therefore, HVAM may be deemed to be the aggregate beneficial owner of 118,050 shares of Common Stock, which would constitute 3.78% of the outstanding class of Common Stock. HVAM disclaims benficial ownership of all shares of Common Stock held by other persons.

        (V) Ernest P. Werlin is the sole stockholder, a director, President and Treasurer of HVCC, and Peter J. Powers is a director, Senior Vice President and Secretary of HVCC, the general partner of the Delaware Fund. Because of the positions held by each of Mr. Werlin and Mr. Powers at HVCC, because of HVCC's relationship to the Delaware Fund, as described in this Item 5, and because therefore each of Mr. Werlin and Mr. Powers may be deemed to share with HVCC and with each other voting and dispositive power over the shares of Common Stock held by the Delaware Fund, for purposes of Rule 13(d) under the Act, each of Mr. Werlin and Mr. Powers may be deemed to be a beneficial owner of the 113,050 shares of Common Stock held by the Delaware Fund. Further, Mr. Werlin is the sole director, sole stockholder and President of HVAM, and Mr. Powers is the Secretary, Treasurer and Vice President of HVAM, the investment manager for the Cayman Fund. Because of the positions held by each of Mr. Werlin and Mr. Powers at HVAM, because of HVAM's relationship to the Cayman Fund, as described in this
Item 5, and because therefore each of Mr. Werlin and Mr. Powers may be deemed to share with HVAM and with each other voting and dispositive power over the shares of Common Stock held by the Cayman Fund, for purposes of Rule 13(d) under the Act, each of Mr. Werlin and Mr. Powers may be deemed to be a beneficial owner of the 118,050 shares of Common Stock held by the Cayman Fund. Therefore, each of Mr. Werlin and Mr. Powers may be deemed to be the aggregate beneficial owner of 231,100 shares of Common Stock, which would constitute 7.4% of the outstanding class of Common Stock. Each of Mr. Werlin and Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons.

        (VI) As of June 6, 1997, Andrew M. Brown was no longer affiliated with any of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Ernest P. Werlin or Peter
J. Powers. He may not be deemed to be the beneficial owner of any shares of Common Stock held by any of the Reporting Persons for purposes of Section 13 or any other purpose.

               By reason of the relationships described in Item 2 and this Item 5, as of June 6, 1997, the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Common Stock held by other members of any such group. Additionally, each of the persons named herein disclaims membership in a group. Further, as of June 6, 1997, Andrew M. Brown, who was included as a Reporting Person on the Original Schedule 13D, ceased to be associated with any such group and ceased to be associated with each of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Ernest P. Werlin and Peter J. Powers and may not be deemed to be the beneficial owner of any shares of Common Stock held by any other person for purposes of Section 13 or for any other purpose.

               (c) No transactions in shares of Common Stock were effected in the past 60 days by any person or entity disclosed in Item 2.

               (d)    Not applicable.

               (e)    Not applicable.






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                                                             Page 12 of 12 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated as of June 6, 1997                    /s/ ERNEST P. WERLIN
                                          ______________________________________
                                                Ernest P. Werlin



                                            /s/ ANDREW M. BROWN
                                          ______________________________________
                                                Andrew M. Brown*



                                            /s/ PETER J. POWERS
                                          ______________________________________
                                                Peter J. Powers


                                          THE HIGH VIEW FUND, L.P.


                                          By: High View Capital Corporation,
                                                 its general partner



                                          By: /s/ ERNEST P. WERLIN
                                             ___________________________________
                                                   Ernest P. Werlin
                                                   President


                                          HIGH VIEW CAPITAL CORPORATION

                                          By: /s/  ERNEST P.WERLIN
                                             ___________________________________
                                                    Ernest P. Werlin
                                                    President


                                          THE HIGH VIEW FUND



                                          By: /s/ CEDRIC L. CARROLL
                                             ___________________________________
                                                   Cedric L. Carroll
                                                   Director


                                          HIGH VIEW ASSET MANAGEMENT CORPORATION



                                          By: /s/ ERNEST P. WERLIN
                                             ___________________________________
                                                   Ernest P. Werlin
                                                   President


* This Amendment No. 1 is being filed to reflect, among other things, the fact that as of June 6, 1997, Mr. Brown ceased to be associated or affiliated in any way with any other Reporting Person and may not be deemed to be a member of the Group making this filing for purposes of Section 13 or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by other persons.



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